SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 (NO FEE REQUIRED)
For the transition period from to .

Commission file number 001-12658

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALBEMARLE CORPORATION SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Albemarle Corporation

451 Florida Street

Baton Rouge, Louisiana 70801

ALBEMARLE CORPORATION SAVINGS PLAN

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Signatures

Exhibit

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Albemarle Corporation Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Albemarle Corporation Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Richmond, Virginia

June 18, 2008

ALBEMARLE CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

(in US dollars)

	2007			2006
	Participant Directed	Nonparticipant Directed	Total	Participant Directed	Nonparticipant Directed	Total
Assets:
Investments, at fair value	$355,378,538	$112,044,049	$467,422,587	$302,047,756	$119,804,001	$421,851,757
Receivables:
Employer contributions	39,827	117,186	157,013	24,541	65,220	89,761
Employee contributions	221,137	—	221,137	149,291	—	149,291
Dividends and interest	128,617	—	128,617	111,045	—	111,045

Net assets at fair value	355,768,119	112,161,235	467,929,354	302,332,633	119,869,221	422,201,854
Adjustment from fair value to contract value for fully benefit-responsive investments contracts	778,782	—	778,782	1,283,014	—	1,283,014

Net assets available for benefits	$356,546,901	$112,161,235	$468,708,136	$303,615,647	$119,869,221	$423,484,868

The accompanying notes are an integral part of the financial statements.

ALBEMARLE CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the Year ended December 31, 2007

(in US dollars)

	Participant Directed	Nonparticipant Directed	Total
Additions:
Employee contributions	$20,927,785	$—	$20,927,785
Employer contributions	3,035,869	8,618,520	11,654,389

Dividends and interest	17,744,366	1,223,085	18,967,451
Net appreciation in fair value of investments	9,822,830	17,163,747	26,986,577

Subtotal of investment income	27,567,196	18,386,832	45,954,028

Total additions	51,530,850	27,005,352	78,536,202

Deductions:
Benefit payments	(27,302,085)	(5,989,313)	(33,291,398)
Administrative expenses	(21,344)	(192)	(21,536)

Total deductions	(27,323,429)	(5,989,505)	(33,312,934)

Transfers	28,723,833	(28,723,833)	—
Net increase (decrease)	52,931,254	(7,707,986)	45,223,268
Net assets available for benefits, beginning of year	303,615,647	119,869,221	423,484,868

Net assets available for benefits, end of year	$356,546,901	$112,161,235	$468,708,136

The accompanying notes are an integral part of the financial statements.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

a.	General and Eligibility: The Albemarle Corporation Savings Plan (the “Plan”) is a defined-contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Merrill Lynch serves as the Plan’s trustee and recordkeeper. Employees are eligible to become a Member of the Plan on their date of employment as a regular employee. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan agreement, which is available at the main office of the Plan administrator at 451 Florida Street, Baton Rouge, Louisiana 70801.

On July 31, 2004, Albemarle Corporation (“Albemarle” or the “Company”) acquired the refinery catalysts business of Akzo Nobel N.V. Employees of the acquired business became eligible to participate in the Plan effective August 1, 2004.

On September 30, 2006, Albemarle Corporation acquired the assets and fine chemistry services and pharmaceuticals business associated with DSM Pharma Chemicals North America, Inc (“DSM”). Employees of the acquired business became eligible to participate in the Plan effective October 1, 2006.

b.	Contributions: Prior to April 1, 2004, participants in the Plan could make pre-tax and/or after-tax contributions as defined in the Plan document limited to a percentage of their base salaries and Albemarle Corporation contributed 50% of the first 10% of base salary that a participant contributed to the Plan. Effective April 1, 2004, no after-tax contributions are permitted and Albemarle contributes 100% of the participant’s pre-tax contribution up to a maximum contribution of 5% of the participant’s base salary to the Plan.

Contributions made by Albemarle are invested in the Albemarle Corporation Common Stock Fund, which contains both participant and nonparticipant directed balances. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover contributions”). The Plan allows non-highly compensated participants, as defined by the Plan document, to make a pre-tax or after-tax election contribution ranging from a minimum of one percent (1%) to a maximum of fifteen percent (15%). Effective April 1, 2004, the non-highly compensated participants can make a pre-tax election contribution ranging from a minimum of one percent (1%) to a maximum of fifty percent (50%). A “catch up” contribution provision was implemented in 2002 for employees who will be age 50 and above as of December 31, 2002 due to changes in the tax laws relating to the Economic Growth and Tax Relief Reconciliation Act of 2001. The 2007 catch-up provision allows the employees to make an additional pre-tax contribution of 1% to 50% of pre-tax salary up to an annual maximum of $5,000 to the Plan. Such additional contribution does not qualify for matching contributions from the Company.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan, continued:

The Plan was amended March 15, 2004 to be effective as of April 1, 2004, to allow the Company to make additional contributions (“pension contributions”) to eligible participants. Eligible participants are those hired or rehired on or after April 1, 2004. These participants are not eligible to participate in the Company’s defined benefit pension plans. The pension contribution made in cash by the Company to the eligible participants is equal to 5% of the participant’s base pay. The participant may direct the investment of the Company pension contributions into the Plan. The Plan was further amended November 14, 2006 with an effective date as of December 31, 2010 to allow participants hired prior to April 1, 2004 to be eligible to receive pension contributions on and after January 1, 2011, provided they meet certain eligibility requirements noted in the Albemarle Corporation Savings Plan.

Effective January 1, 2007, the Company adopted an amendment to the Savings Plan, containing the following provisions related to the pension contributions. The pension contributions will be increased from 5% to 6% for all eligible participants who have at least 10, but fewer than 20 years of service measured from their service date. The pension contributions will be 7% for all eligible participants who have at least 20 years of service measured from their service date. These increases will occur effective January 1 of the eligible participant’s 10th or 20th anniversary year, as appropriate.

c.	Vesting: Participant contributions are 100% vested at all times. Effective January 1, 2002, all participants are 100% vested in the employer contributions to the Plan upon date of enrollment.

d.	Investment options: The Plan consists of thirteen active funds and two inactive funds. Inactive funds are the Tredegar Corporation Common Stock Fund, which holds investments in common stock of Tredegar Corporation, and the NewMarket (formerly named Ethyl) Corporation Common Stock Fund, which holds investments in common stock of NewMarket Corporation.

Participants currently in the Plan may direct the investments of their account to any of the thirteen active funds, or in any combination thereof. Participants may not contribute to the two inactive funds nor transfer funds from other options into those funds; however, dividends earned are reinvested in the inactive funds. Transfers may be made between active funds and out of the inactive funds. The portion of the Albemarle Common Stock Fund, which has been contributed by the Company, is reported as non-participant directed until transferred by the participant.

e.	Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of prime plus one percent as determined by the last day of the quarter preceding the loan origination date, for the life of the loan. Loan terms range from 1 to 30 years. The interest rate as of December 31, 2007 and 2006 was 8.25% and 9.25%, respectively. Principal and interest is paid ratably through payroll deductions.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan, continued:

Effective August 1, 2004, employees who became participants due to the Company’s acquisition of the refinery catalysts business of Akzo Nobel may rollover loans which were outstanding as of the date of such acquisition under an Akzo Nobel qualified defined contribution plan. The Plan will honor the terms of such loans, including, without limitation, the remaining amortization period.

Effective October 1, 2006, employees who became participants as a result of the Company’s acquisition of the assets of DSM, may rollover to the Plan one or more plan loans which were outstanding as of the date of such acquisition under a DSM qualified defined contribution plan. The Plan will honor the terms of such rolled over loans, including, without limitation, the remaining amortization period.

The pension contribution account is not available for loans and is not taken into account in determining the maximum amount of a loan available to a participant.

f.	Forfeitures: Forfeitures during a plan year serve to reduce required Company contributions. For the year ended December 31, 2007, $6,080 of forfeitures were used to reduce required Company contributions. As of December 31, 2007, there were a de minimus amount of forfeitures remaining from 2007, which may be used as a reduction of required Company contributions for the 2008 plan year.

g.	ESOP: Effective December 14, 2001, the Company stock invested in the Albemarle Corporation common stock fund which is allocated to participants’ accounts constitutes an Employee Stock Ownership Plan (the “ESOP”). As a result, effective in 2002, participants may elect to have cash dividends paid on stock held by the ESOP and allocated to the participants’ accounts, distributed directly to them or reinvested. Distributions of dividends are included in benefit payments on the Statement of Changes in Net Assets Available for Benefits and totaled approximately $41,000 and $33,000 in 2007 and 2006, respectively.

Prior to January 1, 2007, participants have a one-time diversification election allowed under the ESOP, as well as an additional option which began in 2002 for participants who are between age 55 and age 60 and have at least 10 years of service with Albemarle, whereby they may elect to diversify up to 25% of the value of the shares purchased through Albemarle’s matching contributions. When participants reach age 60 and have at least 10 years of service with Albemarle, they may diversify up to 50% of the value of the shares purchased through Albemarle’s matching contributions. The amount of Albemarle common stock that may be diversified will be determined as of the last day of the preceding Plan year and is based on the value of the nonparticipant-directed portion of Albemarle common stock held in the participant’s account increased by the value of previous diversifications, multiplied by 25% (50% if the participant is over age 60), and then offset by the amount of any diversifications elections made previously.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan, continued:

Beginning January 1, 2007, participants who have been employed by the Company for 3 years have the right to diversify the nonparticipant-directed portion of the Albemarle Stock. For new participants, the nonparticipant-directed portion of Albemarle Stock will become unrestricted on the third anniversary of their date of hire.

2.	Summary of Significant Accounting Policies:

General:

The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

Accounting Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make significant estimates and assumptions that affect the reported amounts of assets as of the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan provides for various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Securities Valuation:

Investments are stated at values determined as follows:

Common stocks	-	fair value based on the last published sale price on the New York Stock Exchange (or other major exchange).

Mutual funds and Equity Index Trust (common/collective trust)	-	net asset value of shares or units held by the Plan at year-end based on the quoted market value of the underlying assets.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies, continued:

Retirement Preservation Trust (common/collective trust)	-

net asset value of units held by the Plan at

year-end, with the underlying assets valued as follows: investments in Guaranteed Insurance Contracts (“GIC’s”) and Bank Investment Contracts (“BIC’s”) with benefit responsive features are carried at cost plus accrued interest (“contract value”). However, the fair value of the fund is also presented per the requirements of the FSP noted below. The fair value of the investment is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Money market instruments and US Government agency obligations are valued at amortized cost, which approximates fair value.

Loans to participants	-	included in Investments, with balances due at cost, which approximates fair value.

The Plan has adopted the Financial Accounting Standards Board’s (FASB) Staff Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) which requires investment contracts held by a defined-contribution plan to be reported at fair value. The FSP requires that the Retirement Preservation Trust investment amount in the Statement of Net Assets Available for Benefits to be presented at its fair value and also requires disclosure of the adjustment from fair value to contract value for the fully benefit-responsive investment contracts held in the Retirement Preservation Trust. However, the Retirement Preservation Trust investment change in the Statement of Changes in Net Assets Available for Benefits is reflected at the contract value.

Securities Transactions and Related Investment Income:

Securities transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the “net appreciation in fair value of investments” which consists of realized gains and losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts in proportion to the participant’s account balance.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies, continued:

Payment of benefits:

Benefit payments are recorded when paid. Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual IRA account or to another qualified plan. For the portion of the participant account invested in common stock of Albemarle Corporation, the participant can receive the distribution in either cash or Company stock. Effective March 28, 2005, the Plan was amended to revise the automatic cash out provisions to require automatic payment when a participant terminates employment with benefits in the Plan of $1,000 or less. Prior to this amendment, the threshold level was $5,000 or less. Those participants who terminate employment with benefit amounts in excess of $1,000 may leave their accounts in the Plan or request a distribution from the Plan at their own individual election. Absent an election, the amounts will remain in the Plan.

Administrative Expenses:

Prior to May 1, 2004, expenses of the Trustee in administering the Plan were paid from Plan assets, while certain recordkeeping fees and other administrative charges were borne by Albemarle Corporation. As of May 1, 2004, the Plan document was amended to allow administrative charges to be paid by the Plan based on decision of the Plan administrator.

New Accounting Pronouncements:

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157, “Fair Value Measurements” or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and requires additional disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

3.	Investments:

The following table presents investments at fair value held at year-end that represent five percent (5%) or more of net assets available for benefits:

	2007		2006
Albemarle Corporation common stock	$165,095,870	*	$176,079,595	*
Merrill Lynch Retirement Preservation Trust	85,752,601		66,244,038
Merrill Lynch Equity Index Trust I/XIII	42,679,098		40,907,367

*	Nonparticipant-directed investments total $112,044,049 and $119,804,001 for 2007 and 2006, respectively, and consist solely of Albemarle common stock.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	Investments, continued:

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $26,986,577 as follows:

Common stocks	$24,063,234
Mutual funds	710,262
Common / Collective trusts	2,213,081

$26,986,577

4.	Federal Income Taxes:

The Internal Revenue Service advised the plan administrator on February 28, 2003, that the Plan constitutes a qualified trust under Section 401 of the Internal Revenue Code (the “Code”) and is therefore exempt from federal income taxes. Although, the Plan has been amended since February 28, 2003, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

5.	Plan Termination:

Although Albemarle has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of the ERISA. In the event of Plan termination, the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

6.	Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by Merrill Lynch, the trustee of the Plan. Participants have the option of investing in the Merrill Lynch Equity Index Trust I (which effective November 1, 2007 became the Merrill Lynch Equity Index Trust XIII) and Merrill Lynch Retirement Preservation Trust. Purchases of 3,666,195 shares of Merrill Lynch Equity Index Trust I/XIII totaled $56,458,801 and purchases of 74,076,480 shares of Merrill Lynch Retirement Preservation Trust totaled $74,076,480 for the year ended December 31, 2007. Sales of 591,073 shares of Merrill Lynch Equity Index Trust I/XIII totaled $56,900,151 and sales of 55,072,147 shares of Merrill Lynch Retirement Preservation Trust totaled $55,072,147 for the year ended December 31, 2007. Participants also have the option of investing in Albemarle Corporation common stock. Purchases of 885,360 shares of Albemarle Corporation common stock totaled $36,160,138 for the year ended December 31, 2007. Distributions made in and sales of 1,634,687 shares of Albemarle Corporation Company common stock totaled $65,586,326 for the year ended December 31, 2007.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

7.	Unallocated Assets:

Unallocated assets at December 31, 2007 and 2006 were $136,127 and $169,532, respectively. Unallocated assets include forfeitures, interest and dividends receivable and cash held in money market funds. These unallocated assets are reported in the Statements of Net assets Available for Benefits.

8.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006, respectively, to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$468,708,136	$423,484,868
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(778,782)	(1,283,014)
Amounts allocated to withdrawing participants	(12,628)	(51,210)

Net assets available for benefits per the Form 5500	$467,916,726	$422,150,644

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2007 to Form 5500:

Total investment income per the financial statements	$45,954,028
Plus: Adjustment from contract value to fair value for fully benefit responsiveness investment contracts	504,232

Total investment income per the Form 5500	$46,458,260

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2007 to Form 5500:

Benefits paid to participants per the financial statements	$33,291,398
Add: Amounts currently payable at December 31, 2007	12,628
Less: Amounts currently payable at December 31, 2006	(51,210)

Benefits paid to participants per the Form 5500	$33,252,816

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

9.	Subsequent event:

Effective January 2, 2008, the Plan allows participants to make Roth 401(k) contributions. Under the Roth 401(k) contribution election, participants’ contributions are made from after-tax contributions that will be tax-free at the time of distribution. Whereas, the Plan previously only allowed traditional 401(k) contributions which are made from pre-tax contributions and are fully taxable as ordinary income at the time of distribution. Participants are allowed to elect both traditional 401(k) and Roth 401(k) contributions into the Plan. However, the total of the traditional 401(k) and Roth 401(k) contributions are not allowed to exceed the maximum contribution set for the Plan each year. Consistent with the traditional 401(k) contribution election, the Roth 401(k) contributions may be invested in any of the thirteen active funds as referred to in Note 1.

ALBEMARLE CORPORATION SAVINGS PLAN

SCHEDULE H, LINE 4a- SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2007

Total that Constitutes Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$6,818		$49

ALBEMARLE CORPORATION SAVINGS PLAN

SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

(a)	(b)	(c)	(d)	(e)
	Identity	Description	Cost*	Current Value
**	Merrill Lynch Retirement Preservation Trust	Collective trust invested in GIC’s, BIC’s, obligations of U.S. government agencies and high quality money market securities	$—	$85,752,601

	PIMCO Total Return Port. Instl. Fund	Mutual fund	—	16,694,416

**	Merrill Lynch Equity Index Trust XIII	Collective trust indexed to the S&P 500 Index	—	42,679,098

	Davis New York Venture Fund, Inc.	Mutual fund	—	21,471,894

	Franklin Small-Mid Cap Growth Fund	Mutual fund	—	16,605,246

	Templeton Foreign Fund	Mutual fund	—	10,509,636

	Oppenheimer Capital Appreciation Fund	Mutual fund	—	5,360,299

	Oppenheimer International Fund	Mutual fund	—	19,954,322

	The Oakmark Equity & Income Fund	Mutual fund	—	20,888,528

	Lord Abbett Small Cap Value Fund	Mutual fund	—	22,742,232

	American Growth Fund of America Fund	Mutual fund	—	17,597,526

	Van Kampen Growth & Income Fund	Mutual fund	—	7,554,352

**	Albemarle Corporation common stock	$.01 par value, 4,002,324 shares	63,363,909	165,095,870

	NewMarket common stock	$1.00 par value, 110,825 shares	—	6,171,866

	Tredegar Corporation common stock	No par value, 137,299 shares	—	2,207,772

	CMA Money Fund	Cash-interest bearing – short term money market investments	—	8,236
**	Participant loans	Terms from 1-30 years with interest rates from 5.0% to 9.5%	—	6,128,693

	Total plan investments			$467,422,587

*	Cost information is not required for participant directed investments.
**	Denotes a party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALBEMARLE CORPORATION SAVINGS PLAN

BY:	/s/ RICHARD J. DIEMER, JR
Richard J. Diemer, Jr. Chairman of the Benefit Plans Investment Committee

Dated: June 23, 2008

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm